Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109	T: 617.570.1000 F: 617.523.1231 goodwinprocter.com

April 12, 2013

BY EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioAmber Inc.
Amendment No. 15 to Registration Statement on Form S-1

Ladies and Gentlemen:

Submitted herewith for filing on behalf of BioAmber Inc. (the “Company”) is Amendment No. 15 (“Amendment No. 15”) to the Company’s Registration Statement on Form S-1 (File No. 333-177917) that was filed with the Commission on April 12, 2013 (the “Registration Statement”).

The filing is being effected by direct transmission to the Securities and Exchange Commission’s EDGAR System. Marked copies of Amendment No. 15 are being delivered via courier to Erin K. Jaskot and Nudrat Salik of the Commission.

Please contact the undersigned at (617) 570-1021 or Jocelyn M. Arel at (617) 570-1067 with any questions or comments you may have regarding this filing.

Best Regards,

/s/ Michael J. Minahan

Michael J. Minahan

cc: Jocelyn M. Arel